Heads of Terms
     This Heads of Terms, dated August 11, 2011 (this “Heads of Terms”), is by and among Retail & Restaurant Growth Capital, L.P. (“RRGC”), Stratford Capital Partners, L.P. (“Stratford”), and TLL Partners, L.L.C. (“TLLP”).
     The parties undertake and agree as follows:
1. On August 11, 2011, the parties shall each execute and deliver the Escrow Agreement (defined below) and TLLP shall use reasonable efforts to cause the escrow agent thereunder to execute and deliver the Escrow Agreement. Upon the execution and delivery of the Escrow Agreement by the Escrow Agent, RRGC, Stratford and TLLP, each of RRGC and Stratford shall deposit the Escrow Funds (as such term is defined in the Escrow Agreement) to be held pursuant to the Escrow Agreement. On or before August 16, 2011 (the “Exchange Date”), and subject to the simultaneous completion of the other transactions to occur on such date pursuant to this Heads of Terms, the following transactions (the “Exchange”) shall occur: (a) TLLP will transfer 15 million shares of common stock of Teletouch Communications, Inc. (“Teletouch”) to Stratford (i) in redemption of all outstanding Series A Preferred Unit membership interests (the “Preferred Units”) in TLLP held by Stratford (the “Stratford Preferred Units”), free and clear of all liens, claims and encumbrances excluding those arising under applicable securities laws and regulations and (ii) the further consideration of a cash payment by Stratford to TLLP in the amount of $2,250,000, and (b) TLLP will transfer 10 million shares of common stock of Teletouch to RRGC (i) in redemption of all outstanding Preferred Units in TLLP owned by RRGC (the “RRGC Preferred Units,” and together with the Stratford Preferred Units, are herein sometimes collectively referred to as the “Transferred Preferred Units”), free and clear of all liens, claims and encumbrances excluding those arising under applicable securities laws and regulations, and (ii) the further consideration of a cash payment by RRGC to TLLP in the amount of $1,500,000. A portion of the cash payments to be made by Stratford and RRGC pursuant to the preceding sentence in the amount of $3,500,000 shall be made pursuant to the application of the Escrow Funds pursuant to the Escrow Agreement and Section 3 below. The delivery of the Transferred Preferred Units and any other documentation reasonably necessary to effectively transfer such Transferred Preferred Units to TLLP for cancellation shall be deemed a material provision of this Heads of Terms and, unless waived by TLLP in its sole discretion, the failure by Stratford and RRGC to deliver the Transferred Preferred Units and other documentation shall excuse the obligations of TLLP hereunder. The delivery of the Transferred Preferred Units and the corresponding transfer documentation shall be accomplished as follows: (a) the physical delivery of the unit certification evidencing the Transferred Preferred Units, plus an Irrevocable Unit Power, with respect to all Transferred Preferred Units that have not been lost or misplaced, and (b) with respect to any Transferred Preferred Units where the related unit certification has been lost or misplaced, an Affidavit of Lost Unit Certificate (the “Lost Unit Affidavit”) in the form of Exhibit A, executed by RRGC or Stratford, as applicable. All Preferred Units redeemed pursuant to this Section 1 will be cancelled by TLLP, and upon such cancellation RRGC and Stratford shall have no further rights as a member of TLLP (other than rights to timely receive Schedule K-1 and other tax-related information) and specifically shall not have any rights to any proceeds of any kind (other than the 25,000,000 shares of Teletouch common stock referred to above), including without limitation, proceeds that would be due and payable in the event of any deemed liquidation for federal income purposes.. All shares of Teletouch common stock transferred to RRGC and Stratford pursuant to this Section 1 (“New Teletouch Shares”) will be transferred free and clear of all liens, claims and encumbrances excluding those arising under applicable securities laws and regulations. The shares of Teletouch common stock owned by TLLP and retained by TLLP after delivery of the New Teletouch Shares (the “Retained Shares”) shall be shares registered on

Exhibit C-1

the Registration Statement on Form S-1 declared effective by the Securities and Exchange Commission on July 11, 2011, and such shares, other than the Excluded Shares (defined herein), shall be subject to the Pledge (defined herein). The number of shares comprising the New Teletouch Shares shall be adjusted to reflect appropriately the effect of any forward or reverse stock split, stock dividend (including any dividend or distribution of securities exercisable or exchangeable for or convertible into shares of Teletouch), stock sale, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of Teletouch (each a “Share Adjustment Event”) occurring on or after the date hereof and prior to the Exchange Date, with a corresponding adjustment to the Price Per Share (as defined herein), as necessary to provide to RRGC and Stratford the same economic effect as contemplated hereunder prior to such Share Adjustment Event. For the avoidance of doubt, the New Teletouch Shares shall not include the 4,350,000 shares of Teletouch’s common stock held by RRGC and Stratford as of the date hereof (the “Existing Teletouch Shares”). The Exchange shall be made in accordance with this Heads of Terms, and the Supplemental Agreement and Escrow Agreement, each in the forms attached hereto as Exhibit B and Exhibit C, respectively, which shall be executed concurrently with this Heads of Terms. TLLP shall request that Teletouch’s legal counsel deliver a legal opinion, if necessary, in order to have the New Teletouch Shares reissued in the name of RRGC and Stratford, as applicable, within a reasonable period of time after the Exchange Date and shall use reasonable efforts to assist in obtaining the delivery of such legal opinion.
2. On the Exchange Date, TLLP will cause Teletouch to execute and deliver to each of RRGC and Stratford a registration rights agreement with respect to the New Teletouch Shares and the Existing Teletouch Shares in the form entered between Teletouch and Lazarus Investment Partners LLLP (the “Registration Rights Agreement”); provided, that, the Registration Rights Agreement will provide Teletouch with a period of sixty (60) days to file a registration statement with the SEC, a best efforts obligation to cause such registration statement to become effective, and continuing registration rights with respect to any shares cut-back from any registration statement.
3. On the Exchange Date, subject to the penultimate sentence of this Section 3, Stratford, RRGC and TLLP shall deliver the confirmation to the Escrow Agent required by Section 1.3(a) of the Escrow Agreement (the “Release Confirmation”) and pursuant thereto: (i) $3,303,000 of such Escrowed Funds (the “Fortress Cash Payment”) shall be applied in satisfaction of the senior debt (the “Fortress Debt”) issued pursuant to the Loan Agreement dated as of August 11, 2006, as amended (the “Loan Agreement”), between TLLP and Fortress which, on the Exchange Date, will be terminated and cancelled in full (and not assigned pursuant to the Borrower Elected Assignment as defined in Amendment No. 17 to the Loan Agreement) in accordance with Article X of Amendment No. 17 to the Loan Agreement (as such has been subsequently amended pursuant to Amendments Nos. 18 through 23), and (ii) $196,500 of the Escrowed Funds shall be paid to TLLP and applied by TLLP to pay certain other expenses of TLLP owed to unrelated third parties, and (iii) $500 of the Escrowed Funds shall be retained by the Escrow Agent in satisfaction of its fee due under the Escrow Agreement. The remaining $250,000 of the cash payments to be made by Stratford and RRGC pursuant to Section 1 shall be retained by Stratford and RRGC and applied in satisfaction of TLLP’s obligation to pay or reimburse RRGC and Stratford expenses (including, without limitation, reasonable legal fees and expenses) relating to RRGC’s and Stratford’s investments in TLLP (which obligation TLLP hereby confirms). RRGC and Stratford will cause Vinson & Elkins LLP to provide to TLLP, on or before the Exchange Date, a written statement setting forth the amount of the legal fees that have been incurred by Vinson & Elkins LLP on behalf of RRGC and Stratford. TLLP will tender to Fortress on or before the Exchange Date, all other consideration owing to Fortress and the other lenders and satisfy all other conditions required to obtain the termination and cancellation of the Fortress Debt on the Exchange Date. RRGC’s and Stratford’s obligations to deliver the Release Confirmation is subject to confirmation that the Escrowed Shares (as defined in the Escrow Agreement) have been deposited with the Escrow Agent and all other conditions to

Exhibit C-2

the pay-off and discharge of the Fortress Debt have been satisfied other than the application of the Fortress Cash Payment pursuant to the Escrow Agreement. The parties acknowledge and agree that the discharge of the Fortress Debt pursuant to Amendment Nos. 17-23 is in the best interest of TLLP and its members.
4. The New Teletouch Shares will be subject to (a) a call option (the “Call Option”) in favor of TLLP which will permit TLLP for a period of fifteen (15) months following the Exchange Date (the “Option Period”) to purchase some or all of such New Teletouch Shares then held by RRGC or Stratford at an exercise price of $1.00 per share (the “Price Per Share”), and (b) a put option (the “Put Option”) in favor of each of RRGC and Stratford to sell to TLLP for thirty (30) days following the conclusion of the Option Period some or all of such New Teletouch Shares then held by RRGC or Stratford at an exercise price of the Price Per Share. For purposes of this Heads of Terms, the Price Per Share shall be adjusted to account for any Share Adjustment Event occurring on or after the date hereof. The obligation of TLLP to pay for the New Teletouch Shares subject to the Put Option shall be recourse only to TLLP and its assets, and shall not be recourse to any other person or entity, including without limitation, a director, manager, employee, officer, member or affiliate of TLLP (absent fraud or willful misconduct). Any exercise of the Call Option by TLLP shall be pro rata between RRGC and Stratford in proportion to their initial holdings of New Teletouch Shares and then One Hundred Percent (100%) to the remaining holder of New Teletouch Shares. The consideration payable for the New Teletouch Shares by TLLP upon the exercise of the Put Option by either RRGC or Stratford shall be reduced to the extent that the average sales price received by such party for the sale of New Teletouch Shares from the date of this Heads of Terms to but excluding the exercise of the Put Option has exceeded the Price Per Share. For the avoidance of doubt, (a) if RRGC has sold or otherwise transferred New Teletouch Shares to a third party for consideration in an amount per share in excess of the Price Per Share, then the Price Per Share paid by TLLP for the New Teletouch Shares as a result of the exercise of the Put Option shall be reduced pro-rata such that the aggregate amount of consideration to be received by RRGC for the sale or transfer of all the New Teletouch Shares (including the shares subject to the exercise of the Put Option) shall not exceed $10,000,000 in the aggregate and (b) if Stratford has sold or otherwise transferred New Teletouch Shares to a third party for consideration in an amount per share in excess of the Price Per Share, then the Price Per Share paid by TLLP for the New Teletouch Shares as a result of the exercise of the Put Option shall be reduced pro-rata such that the aggregate amount of consideration to be received by Stratford for the sale or transfer of all the New Teletouch Shares (including the shares subject to the exercise of the Put Option) shall not exceed $15,000,000 in the aggregate.
5. The obligation of TLLP to pay the put price under the Put Option will be secured by a perfected pledge (the “Pledge”) over the assets of TLLP, including without limitation, the stock of Teletouch, the membership interests in GPSi, LLC held by TLLP, cash, cash equivalents, and any deposit accounts, but excluding for all purposes one million (1,000,000) shares of the Retained Shares (the “Excluded Shares”); provided that TLLP shall have presented to RRGC and Stratford prior to the Exchange Date a written summary of the attorneys’ fees and bona fide costs payable to unrelated third parties (“Reimbursable Expenses”) in an amount not less than $300,000. TLLP shall be entitled to sell shares of Teletouch common stock free of the Pledge in transactions in which the buyer is an unrelated third party to the extent the proceeds are used to pay Reimbursable Expenses in each case subject to presentation to Stratford and RRGC of invoices or other documentation reasonably sufficient to establish the validity of such Reimbursable Expenses. Subject to the receipt of such invoices and other documentation, Stratford and RRGC agree to release such shares promptly upon request but only concurrently with a sale of the relevant shares. In addition, TLLP shall have the right to sell the Excluded Shares to pay the Reimbursable Expenses, and shall be obligated to sell the Excluded Shares for such purpose before requesting the shares subject to the Pledge. The parties hereby declare that it is impossible to measure in money the damages that will accrue to TLLP by reason of the failure by RRCG or Stratford to release the

Exhibit C-3

shares subject to the Pledge as required under Section 5 of this Heads of Terms. Therefore, if TLLP shall institute any action or proceeding to enforce the provisions hereof to cause RRGC and Stratford to release the Retained Shares subject to the Pledge or to bring injunctive or other equitable relief to cause the Retained Shares to be released under this Section 5, RRGC and Stratford hereby waive the claim or defense therein that TLLP has an adequate remedy at law, and RRGC and Stratford shall not urge in any such action or proceeding the claim or defense that such remedy at law exists. RRGC and Stratford agree that TLLP shall be entitled to specifically enforce its rights under Section 5 of this Heads of Terms. Notwithstanding anything to the contrary contained herein, the Pledge of the stock shall be terminated upon the earlier of the following events: (a) the exercise of the Call Option for all New Teletouch Shares then owned by RRGC and Stratford and the closing of the purchase and sale therefor, including the payment in full of the purchase price for such shares, (b) the exercise of the Put Option with respect to the New Teletouch Shares then owned by RRGC and Stratford and the closing of the purchase and sale therefor, including the payment in full of the purchase price for such shares, and (c) RRCG and Stratford have distributed or sold all of the New Teletouch Shares. Upon termination of the Pledge, RRGC and Stratford shall return all shares of stock in Teletouch promptly.
6. During the Option Period, each of RRGC and Stratford shall agree to vote their New Teletouch Shares on any matter submitted to a vote of shareholders in the same proportion which other shares of Teletouch are voted for such matter (for example, if 60% of the shares of other shareholders are voted in favor of a matter and 40% are voted against such matter, RRGC and Stratford shall vote 60% of their shares in favor of such matter and 40% against such matter); provided, however, RRGC or Stratford shall not be obligated to vote in a manner that it reasonably determines may expose it or its officers or directors to liability.
7. During the Option Period, each of RRGC and Stratford shall be permitted to sell, distribute or otherwise transfer its shares of Teletouch free and clear of the options, rights and voting agreements set forth herein; provided that, for a period of seven (7) months following the Exchange Date, Stratford and RRGC agree that they will not distribute their New Teletouch Shares and, so long as Teletouch has performed and is performing its obligations under the Registration Rights Agreement, not sell or otherwise dispose of their New Teletouch Shares. It being agreed that the Call Option, the Put Option and the voting agreements set forth herein shall only apply to the New Teletouch Shares then owned by RRGC and Stratford and for this purpose, any sale, distribution or other transfer of shares of Teletouch by RRGC and Stratford will be deemed to be made first from Existing Teletouch Shares.
8. On the Exchange Date, provided the other transactions to occur on such date have been completed as provided in this Heads of Terms, Stratford and RRGC on the one hand, and Robert McMurrey, TLLP and Teletouch on the other hand, will exchange mutual releases (“Mutual Releases”) pursuant to which they release each other from all claims, causes of action and damages arising to and including the Exchange Date whether known or unknown, but expressly excluding any rights or obligations arising under this Heads of Terms or the other transaction documents entered into in connection with this Heads of Terms. The execution and delivery of a Mutual Release by Teletouch on the Exchange Date is a material provision of this Heads of Terms and, unless waived by each of RRGC and Stratford in its sole discretion, the failure to execute and deliver the Mutual Release by Teletouch shall excuse the obligations of RRGC and Stratford hereunder. For the avoidance of doubt, the Mutual Releases will expressly release Robert McMurrey from all liability and obligation under the put agreement pertaining to put rights over the TLLP preferred units of TLLP held by Stratford and RRGC.
9. TLLP shall cause Teletouch to remove the restrictive legend on the certificates evidencing Existing Teletouch Shares promptly upon Teletouch’s receipt of each such certificate, provided that each party cooperates in providing the necessary documentation to complete the same.

Exhibit C-4

10. TLLP shall cause Teletouch to file with the Federal Communications Commission (the “FCC”) applications with respect to the FCC licenses of Teletouch regarding the change of control of Teletouch occurring as a result of the transactions contemplated by this Heads of Terms.
11. The obligations and rights of RRGC and Stratford are individual to each entity and are not joint and several.
12. Each party acknowledges that it has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Heads of Terms with its legal counsel and that this Heads of Terms shall be construed as if jointly drafted by the parties hereto.
13. Except as otherwise provided herein, each party shall bear its own legal, accounting, investment banking and other expenses in connection with the negotiation, documentation and closing of this Heads of Terms and the transactions contemplated by this Heads of Terms.
14. This Heads of Terms is governed by Texas law and the parties agree that venue with respect to any matter related hereto shall be held in the courts in Dallas County, Texas and the Northern District of Texas. Time is of the essence with respect to each provision of this Heads of Terms.
15. Each party acknowledges and agrees that this is a binding agreement enforceable against such party in accordance with its terms. For the avoidance of doubt, the failure of any party to execute and deliver on the Exchange Date any of the documents to be executed and delivered by such party on the Exchange Date pursuant to this Heads of Terms shall not prevent the enforcement of this Heads of Terms against such party. The Call Option, Put Option, Pledge and voting agreements set forth in this Heads of Terms shall be more fully evidenced by documentation which each party agrees to execute and deliver; provided, however, the failure of a party to execute or deliver any of such documentation shall not prevent the enforcement of this Heads of Terms against such party as set forth herein.
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Exhibit C-5

     Executed by the parties hereto to be effective and binding as of the date first set forth above.

RRGC:

RETAIL & RESTAURANT GROWTH CAPITAL, L.P.

By:	Retail & Restaurant Growth Partners, its general partner

By:	Retail & Restaurant Growth Management, Inc., its general partner

By	/s/ R. C. Hemmig

Name:	R. C. Hemmig
Title:	G. P. / COB

STRATFORD:

STRATFORD CAPITAL PARTNERS, L.P.

By:	Stratford Capital GP Associates L.P., its general partner

By:	Stratford Capital Corporation, its general partner

By	/s/ David W. Knickel

Name:	David W. Knickel
Title:	V. P.

TLLP:

TLL PARTNERS, L.L.C.

By	/s/ Robert M. McMurrey
Name:	Robert M. McMurrey
Title:	Manager
Joining for the sole purpose of evidencing his obligation to execute and deliver the Mutual Release as provided herein.

/s/ Robert M. McMurrey
Robert McMurrey